Exhibit 99.1

Grab Reports Fourth Quarter and Full Year 2024 Results
●Q4 2024 Revenue grew 17% year-over-year (“YoY”), or 15% on a constant currency basis to $764 million
●Q4 2024 On-Demand GMV grew 20% YoY, or 19% on a constant currency basis to $5.0 billion
●Q4 2024 Profit for the quarter was $11 million
●Q4 2024 Adjusted EBITDA improved by $61 million YoY to an all-time high of $97 million
●Operating Cash Flow of $852 million and Adjusted Free Cash Flow of $136 million for the full year

Group Fourth Quarter 2024 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q4 2024	Q4 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency3)
Operating metrics:
On-Demand GMV[1]	5,028	4,183	20%	19%
On-Demand GMV per MTU ($)	126	125	1%	0%
Group MTUs (millions of users)	43.9	37.7	17%
Partner incentives	204	172	18%
Consumer incentives	308	225	37%
Loan portfolio[2]	536	326	64%

Financial measures:
Revenue	764	653	17%	15%
Operating profit/(loss)	2	(46)	NM
Profit for the period	11	11	(2)%
Total Segment Adjusted EBITDA	184	135	36%
Adjusted EBITDA	97	35	173%
Net cash from/(used in) operating activities (Operating Cash Flow)	253	(26)	NM
Adjusted Free Cash Flow	61	1	NM

●Revenue grew 17% YoY to $764 million in the fourth quarter of 2024, or 15% on a constant currency basis3, driven by growth across all segments.

●On-Demand GMV grew 20% YoY, or 19% YoY on a constant currency basis, driven by YoY growth in On-Demand MTUs and transactions.

1 We consider the Mobility and Deliveries segments to represent our On-Demand businesses. On-Demand GMV is defined as the sum of Mobility and Deliveries GMV.
2 The total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.
3 We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

●Total incentives were $512 million in the fourth quarter of 2024, with On-Demand incentives as a proportion of On-Demand GMV at 10.1%, as compared to 9.4% in the fourth quarter of 2023.

●Operating profit in the fourth quarter was $2 million, representing an improvement of $48 million YoY, primarily attributed to higher Group Adjusted EBITDA and lower share-based compensation expenses.

●Profit for the quarter was stable YoY at $11 million, as an increase in foreign exchange losses and lower contribution from net changes in fair value of financial assets totaling $39 million YoY offset the improvement in operating profit.

●Group Adjusted EBITDA was $97 million for the quarter, an improvement of $61 million YoY compared to $35 million in the prior year period. This was primarily attributed to On-Demand GMV and Group revenue growth, improving profitability on a Segment Adjusted EBITDA basis, and lower regional corporate costs.

●Regional corporate costs4 for the quarter was $87 million compared to $100 million in the same period in 2023. We continued to optimize our cost base, with variable and staff costs declining 15% YoY.

●Cash liquidity5 totaled $6.1 billion at the end of the fourth quarter and was stable quarter-over-quarter (“QoQ”). Our net cash liquidity6 was $5.8 billion at the end of the fourth quarter, also remaining stable on a sequential basis.

●During the quarter, pursuant to our $500 million share repurchase program, we repurchased an additional 10.2 million Class A ordinary shares for an aggregate principal amount of $37.1 million. Cumulatively, we have repurchased and retired 67 million Class A ordinary shares with the aggregate principal amount of $226 million as of December 31, 2024.

●Net cash from operating activities was $253 million in the fourth quarter and $852 million for the full year 2024, an improvement of $279 million and $766 million YoY, mainly driven by an increase in deposits from customers in our digital banking business. Adjusted Free Cash Flow was positive at $61 million in the fourth quarter of 2024, improving by $60 million YoY. For the full year 2024, Adjusted Free Cash Flow improved by $370 million to $136 million.
4 Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.
5 Cash liquidity includes cash on hand, time deposits, marketable securities and restricted cash.
6 Net cash liquidity includes cash liquidity less loans and borrowings.

Group Full Year 2024 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	FY 2024	FY 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
On-Demand GMV	18,364	15,785	16%	19%
On-Demand GMV per MTU ($)	494	506	(2)%	0%
Group MTUs (millions of users)	41.3	35.5	16%
Partner incentives	755	682	11%
Consumer incentives	1,088	907	20%
Loan portfolio	536	326	64%

Financial measures:
Revenue	2,797	2,359	19%	21%
Operating loss	(168)	(519)	68%
Loss for the year	(158)	(485)	67%
Total Segment Adjusted EBITDA	663	376	76%
Adjusted EBITDA	313	(22)	NM
Net cash from operating activities (Operating Cash Flow)	852	86	891%
Adjusted Free Cash Flow	136	(234)	NM

●Revenue for the full year grew 19% YoY, or 21% YoY on a constant currency basis, to $2,797 million, exceeding our guidance of $2.76 billion to $2.78 billion. This was attributable to robust On-Demand GMV growth and increasing contributions from our Financial Services segment and Advertising business.

●Compared to 2023 YoY growth of 14% on a constant currency basis, On-Demand GMV re-accelerated with growth of 16% YoY, or 19% YoY on a constant currency basis, to $18,364 million. This was driven by growth in both Mobility and Deliveries. Notably, Deliveries GMV growth accelerated to 13% YoY, or 16% YoY on a constant currency basis, in comparison to the 4% YoY growth recorded in 2023.

●Loss for the year was $158 million, a 67% improvement YoY, attributed to improvements in Group Adjusted EBITDA, alongside lower restructuring costs and share-based compensation expenses. Non-cash expenses included $279 million in share-based compensation expenses, $147 million of depreciation and amortization and $8 million of losses from equity-accounted investees (net of tax).
●Group Adjusted EBITDA for the full year was positive at $313 million, an increase of $334 million compared to negative $22 million in 2023, and achieved the upper end of our guidance range of $308 million to $313 million.

●Operating Cash Flow was $852 million in 2024, a significant increase of $766 million YoY, with the improvement primarily driven by a $371 million reduction in loss before income tax and an increase in deposits from customers in the banking business.

●Adjusted Free Cash Flow was positive for the full year at $136 million in 2024, compared to negative $234 million in 2023, mainly driven by improvements in net cash from operating activities.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q4 2024	Q4 2023	YoY % Change	YoY % Change	FY 2024	FY 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	3,213	2,709	19%	18%	11,723	10,365	13%	16%

Financial measures:
Revenue	407	362	13%	10%	1,493	1,310	14%	17%
Segment Adjusted EBITDA	57	56	1%		196	81	140%

●Deliveries revenue grew 13% YoY, or 10% YoY on a constant currency basis, to an all-time high of $407 million in the fourth quarter of 2024. For the full year 2024, Deliveries revenue grew 14% YoY, or 17% YoY on a constant currency basis, to $1,493 million. The strong growth was primarily attributed to a re-acceleration in GMV growth and higher contributions from Advertising.

●Deliveries GMV grew 19% YoY, or 18% YoY on a constant currency basis, to $3,213 million in the fourth quarter of 2024, driven by growth in transactions and Deliveries MTUs, with both reaching an all-time high during the quarter. On a full year basis, Deliveries GMV recorded a growth re-acceleration of 13% YoY, or 16% YoY on a constant currency basis.

●In 2024, we continued to drive further adoption of our key affordability and high value product initiatives, while also expanding on newer features such as Group Orders and Dine-Out, to expand our product offerings and increase platform engagement. Saver and Priority deliveries now account for a third and 9% of Deliveries transactions, compared to 23% and 6%, respectively, in the same period in 2023.

●Advertising revenue as a proportion of Deliveries GMV increased to 1.7% in the fourth quarter from 1.4% in the prior year period. On a full year basis, Advertising revenues grew 60% YoY to $176 million, and is pacing at an annualized run-rate of $216 million in the fourth quarter.

●Deliveries segment adjusted EBITDA as a percentage of GMV was 1.8% in the fourth quarter of 2024 from 2.1% in the same period in 2023. For the full year 2024, Deliveries segment adjusted EBITDA was $196 million, improving 140% from $81 million in 2023, primarily driven by lower overhead expenses, and higher contributions from Advertising.

Mobility

($ in millions, unless otherwise stated)	Q4 2024	Q4 2023	YoY % Change	YoY % Change	FY 2024	FY 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	1,815	1,474	23%	22%	6,640	5,420	23%	25%

Financial measures:
Revenue	282	237	19%	17%	1,047	871	20%	22%
Segment Adjusted EBITDA	153	128	19%		569	466	22%

●Mobility revenue grew 19% YoY, or 17% YoY on a constant currency basis, to $282 million during the quarter. Fourth quarter revenue growth was underpinned by stronger demand levels, with Mobility MTUs increasing 22% YoY while average order frequency grew 5% YoY. For the full year 2024, Mobility revenue grew 20% YoY, or 22% YoY on a constant currency basis, to $1,047 million.

●Mobility GMV grew 23% YoY, or 22% YoY on a constant currency basis, to $1,815 million during the quarter. For the full year, Mobility GMV grew 23% YoY, or 25% YoY on a constant currency basis, to $6,640 million.

●We focused on improving our active driver supply base and enhancing driver productivity to meet growing demand levels. In the fourth quarter of 2024, monthly active driver supply reached an all-time high, increasing by 16% YoY and surpassing pre-COVID levels. On a YoY basis, earnings per transit hour7 and transactions per active driver improved, resulting in surged Mobility rides8 as a proportion of total rides reducing by 12 percentage points YoY.

●Mobility segment adjusted EBITDA as a percentage of GMV was 8.4% in the fourth quarter, from 8.7% in the prior year period. For the full year 2024, Mobility segment adjusted EBITDA was $569 million, increasing 22% from $466 million in 2023, amid greater operational efficiencies and GMV growth.

7 Earnings per transit hour represents driver-partner earnings across both Mobility and Deliveries.
8 Surged Mobility rides are defined as completed rides where demand exceeds supply in a specified region and/or where pricing regulations adherence is required.

Financial Services

($ in millions, unless otherwise stated)	Q4 2024	Q4 2023	YoY % Change	YoY % Change	FY 2024	FY 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
Loan portfolio	536	326	64%		536	326	64%

Financial measures:
Revenue	74	54	38%	36%	253	177	44%	46%
Segment Adjusted EBITDA	(27)	(49)	45%		(105)	(170)	38%

●Financial Services revenue grew 38% YoY, or 36% YoY on a constant currency basis, to $74 million in the fourth quarter 2024, from $54 million in the prior year period. For the full year 2024, Financial services revenue grew by 44% YoY, or 46% YoY on a constant currency basis, to $253 million. The strong YoY growth was primarily attributed to increasing contributions from our lending business.

●Segment adjusted EBITDA for the quarter improved by 45% YoY to negative $27 million, supported by strong revenue growth, along with a reduction in overhead expenses. For the full year 2024, segment adjusted EBITDA loss narrowed to $(105) million, improving 38% YoY.

●We focused on lending to our ecosystem partners through GrabFin and our digital banks, with total loans disbursed growing by 44% YoY and 13% QoQ to $639 million during the quarter. In November 2024, GX Bank Malaysia launched its first retail lending product, the GX FlexiCredit, which offers flexible repayments of up to 5 years. Total loan portfolio2 outstanding at the end of the fourth quarter grew 64% YoY to $536 million from $326 million at the end of the prior year period.

●Customer deposits across our Singapore and Malaysia digital bank business continued to increase, reaching $1.2 billion as of the end of the fourth quarter from $1.1 billion at the end of the prior quarter.

Others

($ in millions, unless otherwise stated)	Q4 2024	Q4 2023	YoY % Change	YoY % Change	FY 2024	FY 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)	(unaudited)	(unaudited)		(constant currency)
Financial measures:
Revenue	1	*	110%	NM	4	1	166%	166%
Segment Adjusted EBITDA	1	*	NM		3	(1)	NM

* Amount less than $1 million

●Revenue for Others was $1 million in the fourth quarter of 2024 while Segment Adjusted EBITDA turned positive to $3 million for 2024.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 800 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2023, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and twelve months ended December 31, 2024 and 2023 included in this document and the investor webcast is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow, cash liquidity and net cash liquidity. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers. Grab uses cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

●Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance. Starting from January 2024, realized foreign exchange gain (loss) is additionally excluded from Adjusted EBITDA (as compared to only unrealized foreign exchange gain (loss) in previous reports). Grab’s management believes that this change enhances the comparison of Grab with certain of its peers. Adjusted EBITDA for all periods presented in this earnings release reflect this new definition of Adjusted EBITDA.
●Segment Adjusted EBITDA represents the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
●Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
●Total Segment Adjusted EBITDA represents the sum of Adjusted EBITDA of our four business segments.
●Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue.
●Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.
●Cash liquidity includes cash on hand, time deposits, marketable securities and restricted cash.
●Net cash liquidity includes cash liquidity less loans and borrowings.

	Three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Profit/(Loss) for the period	11	11	(158)	(485)
Income tax expense/(credit)	*	(4)	63	19
Share of loss of equity-accounted investees (net of tax)	3	1	8	7
Net finance income (including foreign exchange (gain) loss)	(12)	(54)	(81)	(60)
Operating profit/(loss)	2	(46)	(168)	(519)
Net other income	(41)	(26)	(13)	(17)
Depreciation and amortization	36	37	147	145
Share-based compensation expenses	49	66	279	304
Impairment losses on goodwill and non-financial assets	-	*	-	*
Restructuring costs	7	3	14	56
Legal, tax and regulatory settlement provisions	44	1	54	9
Adjusted EBITDA	97	35	313	(22)
Regional corporate costs	87	100	350	398
Total Segment Adjusted EBITDA	184	135	663	376

Segment Adjusted EBITDA
Deliveries	57	56	196	81
Mobility	153	128	569	466
Financial services	(27)	(49)	(105)	(170)
Others	1	*	3	(1)
Total Segment Adjusted EBITDA	184	135	663	376

* Amount less than $1 million

	Three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Net cash from/(used in) operating activities	253	(26)	852	86
Less: Capital expenditures	(53)	(38)	(148)	(140)
Free Cash Flow	200	(64)	704	(54)

Changes in:
- Loan receivables in the financial services segment	69	65	275	184
- Deposits from customers in the banking business	(208)	*	(843)	(364)
Adjusted Free Cash Flow	61	1	136	(234)

* Amount less than $1 million

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics
Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes (i) sales made through offline stores reported under the deliveries segment; and (ii) revenues made from products and services provided to driver-partners, merchant-partners and other customers to support their businesses, such as GrabAds and GrabRentals, reported under the deliveries and/or mobility segment, as applicable. Mobility GMV is an operating metric representing the GMV of our Mobility segment. Deliveries GMV is an operating metric representing the GMV of our Deliveries segment. On-Demand GMV is an operating metric defined as the sum of Mobility GMV and Deliveries GMV. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.

Industry and Market Data
This document may contain information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$	$	$
Revenue	764	653	2,797	2,359
Cost of revenue	(432)	(377)	(1,623)	(1,499)
Other income	5	5	17	17
Sales and marketing expenses	(93)	(84)	(324)	(293)
General and administrative expenses	(142)	(136)	(512)	(550)
Research and development expenses	(93)	(103)	(410)	(421)
Net impairment losses on financial assets	(36)	(21)	(95)	(72)
Other income/(expenses)	36	20	(4)	(4)
Restructuring costs	(7)	(3)	(14)	(56)
Operating profit/(loss)	2	(46)	(168)	(519)
Finance income	45	42	187	198
Finance costs**	(51)	(17)	(106)	(99)
Net change in fair value of financial assets and liabilities	18	29	*	(39)
Net finance income	12	54	81	60
Share of loss of equity-accounted investees (net of tax)	(3)	(1)	(8)	(7)
Profit/(Loss) before income tax	11	7	(95)	(466)
Income tax (expense)/credit	*	4	(63)	(19)
Profit/(Loss) for the period	11	11	(158)	(485)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	1	*	2
Investments and put liabilities at FVOCI – net change in fair value	(16)	(9)	(19)	(24)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(104)	60	(2)	7
Other comprehensive (loss)/income for the period, net of tax	(120)	52	(21)	(15)
Total comprehensive (loss)/income for the period	(109)	63	(179)	(500)
*

Profit/(Loss) attributable to:
Owners of the Company	27	35	(105)	(434)
Non-controlling interests	(16)	(24)	(53)	(51)
Profit/(Loss) for the period	11	11	(158)	(485)

Total comprehensive (loss)/income attributable to:
Owners of the Company	(71)	77	(126)	(448)
Non-controlling interests	(38)	(14)	(53)	(52)
Total comprehensive (loss)/income for the period	(109)	63	(179)	(500)

Earnings/(Loss) per share:
Basic	$ 0.01	$ 0.01	$ (0.03)	$ (0.11)
Diluted	$ 0.01	$ 0.01	$(0.03)	$ (0.11)

Weighted-average ordinary shares outstanding:
Basic	4,037,318	3,916,321	3,995,237	3,894,724
Diluted	4,204,803	4,217,491	3,995,237	3,894,724

* Amount less than $1 million
** Finance costs include translation losses of foreign currency denominated balance sheet items which result from the depreciation of non-U.S. dollar currencies against the U.S. dollar in the three months ended December 31, 2024. The financial impact of translation losses were immaterial in the prior year period.

As we incurred a loss for the years ended December 31, 2024 and 2023, basic loss per share was the same as diluted loss per share.

The number of outstanding Class A and Class B ordinary shares was 3,950 million and 115 million as of December 31, 2024, and 3,813 million and 110 million, respectively, as of December 31, 2023. 222 million and 343 million potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the years ended December 31, 2024 and 2023 respectively, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

Condensed consolidated statement of financial position

	December 31, 2024	December 31, 2023
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	567	512
Intangible assets and goodwill	975	916
Associates and joint venture	131	102
Deferred tax assets	67	56
Other investments	765	1,188
Loan receivables in the financial services segment	105	54
Deposits, prepayments and other assets	119	196
	2,729	3,024
Current assets
Inventories	59	49
Trade and other receivables	206	196
Loan receivables in the financial services segment	431	272
Deposits, prepayments and other assets	241	208
Other investments	2,665	1,905
Cash and cash equivalents	2,964	3,138
	6,566	5,768
Total assets	9,295	8,792
Equity
Share capital and share premium	23,549	22,669
Reserves	197	544
Accumulated losses	(17,347)	(16,764)
Equity attributable to owners of the Company	6,399	6,449
Non-controlling interests	(48)	19
Total equity	6,351	6,468

Non-current liabilities
Loans and borrowings	241	668
Provisions	20	18
Other liabilities	66	140
Deferred tax liabilities	25	20
	352	846
Current liabilities
Loans and borrowings	123	125
Provisions	41	39
Trade payables and other liabilities	1,169	925
Deposits from customers in the banking business	1,225	374
Current tax liabilities	34	15
	2,592	1,478
Total liabilities	2,944	2,324
Total equity and liabilities	9,295	8,792

Condensed consolidated statement of cash flow

	Three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Profit/(Loss) before income tax	11	7	(95)	(466)
Adjustments for:
Amortization of intangible assets	6	4	25	17
Depreciation of property, plant and equipment	30	33	122	128
Impairment of property, plant and equipment	-	*	-	*
Equity-settled share-based payments	49	66	279	304
Finance costs	51	17	106	99
Net change in fair value of financial assets and liabilities	(18)	(29)	-	39
Net impairment losses on financial assets	36	21	95	72
Finance income	(45)	(42)	(187)	(198)
Gain on disposal of property, plant and equipment	(2)	(2)	(10)	(11)
Share of loss of equity-accounted investees (net of tax)	3	1	8	7
Change in provisions	(4)	*	4	1
	117	76	347	(8)
Changes in:
- Inventories	(2)	(3)	(9)	(1)
- Deposits pledged	(8)	(6)	(18)	(22)
- Trade and other receivables	3	(33)	(97)	(11)
- Loan receivables in the financial services segment	(69)	(65)	(276)	(184)
- Trade payables and other liabilities	37	29	120	(7)
- Deposits from customers in the banking business	208	*	843	364
Cash from/(used in) operations	286	(2)	910	131
Income tax paid	(33)	(24)	(58)	(45)
Net cash from/(used in) operating activities	253	(26)	852	86

Cash flows from investing activities
Acquisition of property, plant and equipment	(30)	(28)	(77)	(71)
Purchase of intangible assets	(13)	-	(36)	(21)
Proceeds from disposal of property, plant and equipment	8	2	26	28
Acquisition of additional interest in associates and joint venture	-	-	(43)	-
Acquisition of subsidiaries with non-controlling interests, net of cash acquired	(22)	-	(23)	-
Receipt of co-investing arrangement loan receivable	-	-	93	-
Net proceeds from sale of/(Acquisitions of) other investments	29	119	(362)	1,752
Interest received	36	52	191	183
Net cash from/(used in) investing activities	8	145	(231)	1,871

Cash flows from financing activities
Proceeds from share-based payment arrangements	6	1	25	16
Repurchase and retirement of ordinary shares	(37)	-	(226)	-
Proceeds from bank loans	26	28	120	116
Repayment of bank loans	(39)	(46)	(635)	(765)
Payment of lease liabilities	(13)	(9)	(46)	(39)
Acquisition of non-controlling interests without change in control	-	-	(60)	(27)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	4	-	36	10
Deposits released/(pledged)	*	(4)	49	(1)
Interest paid	(11)	(16)	(34)	(80)
Net cash used in financing activities	(64)	(46)	(771)	(770)

Net increase/(decrease) in cash and cash equivalents	197	73	(150)	1,187
Cash and cash equivalents at beginning of the period	2,885	3,018	3,138	1,952
Effect of exchange rate fluctuations on cash held	(118)	47	(24)	(1)
Cash and cash equivalents at end of the period	2,964	3,138	2,964	3,138

* Amount less than $1 million

For inquiries regarding Grab, please contact:

Media
Grab: press@grab.com

Investors
Grab: investor.relations@grab.com

Source: Grab Holdings Limited